Exhibit 12.1
DELPHI AUTOMOTIVE PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor					Predecessor
	Year ended December 31,				Period from August 19 to December 31, 2009	Period from January 1 to October 6, 2009

	2013	2012	2011	2010
		(dollars in millions)				(dollars in millions)
Income (loss) before income taxes and equity income	$1,523	$1,345	$1,506	$944	$(35)	$9,116
Cash dividends received from non-consolidated affiliates and other	(46)	42	(36)	(7)	(1)	2
Portion of rentals deemed to be interest	36	33	31	32	11	25
Interest and related charges on debt	182	137	139	38	8	1
Earnings available for fixed charges	$1,695	$1,557	$1,640	$1,007	$(17)	$9,144

Fixed Charges:
Portion of rentals deemed to be interest	$36	$33	$31	$32	$11	$25
Interest and related charges on debt	182	137	139	38	8	1
Total fixed charges	$218	$170	$170	$70	$19	$26

Ratio of earnings to fixed charges	7.8	9.2	9.6	14.4	N/A	351.7
Fixed charges exceeding earnings	N/A	N/A	N/A	N/A	36	N/A